

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2013

Via E-mail
John Falhberg
President
TravelSafe, Inc.
12926 Morehead
Chapel Hill, NC 27517

> **Re: TravelSafe, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 27, 2013**
> **File No. 333-191443**

Dear Mr. Falhberg:

　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you are a "shell company" as defined in Rule 405 of the Securities Act. We note that you are a recently incorporated development stage company with nominal operations and nominal assets consisting solely of cash. In addition, the shares being registered for resale constitute 100% of the company's shares not held by your President and Director and were issued to your selling shareholders recently for nominal consideration. As a result, the offering is an indirect primary offering. Revise your prospectus cover page to identify the company as a shell company. Identify all the selling shareholders as underwriters (not "may be deemed to be underwriters") and fix the sales price to the public for the duration of the offering. Please make conforming changes throughout the prospectus (e.g. Plan of Distribution).

Prospectus Cover Page

2. We note your disclosure highlighting the limitations on resales of securities purchased in this offering. Revise the disclosure (here and elsewhere) to make clear that resales of the company's shares are not permitted under Rule 144(i) until 12 months after the company is no longer a shell company.

Prospectus Summary, page 1

3. Given your stage of development, please revise the first sentence under "Overview" on page 1 to clarify that you "plan" to be in the business you identify.

4. Confirm through added disclosure, if true, that you do not believe that the company is a blank-check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. Also disclose whether the company, its sole officer and director, any promoters, and any affiliates of these persons intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

Risk Factors, page 4

5. Please provide a risk factor regarding your sole officer and director's apparent lack of experience in the company's planned business.

We may be unable to raise enough capital through this offering to implement our…, page 4

6. As your offering is not a capital-raising transaction, please delete or revise this inapplicable risk factor.

Description of Business, page 16

7. Please state clearly whether you have or have not entered into any agreements with medical, travel, guiding and emergency service providers to assist with your planned business activities.

8. Please revise your disclosure to discuss in greater detail any steps you have taken to identify and enter any agreements with a "reputable travel insurance provider."

Marketing and Sales, page 18

9. Revise to state that you do not have a functioning website. Disclose whether you have begun accepting information inquires via email.

Competition, page 18

10. Please explain what you mean by stating that you add additional value by providing "a medical staff that is familiar with clients' medical histories." Revise your disclosure to discuss any additional regulations associated with gathering medial or health history. Discuss the resources, including professional health industry staff that may be required to administer this planned portion of your business. We note your disclosure on page 19 discussing strategic alliances with medical personnel and ADA compliant transportation providers.

Strategic Alliances, page 19

11. Revise your disclosure to discuss in greater detail what you mean by forming "initial relationships" with "potential strategic partners."

Description of Property, page 19

12. Based on our research, it appears that your business address is a personal residence. Please revise your disclosure to reflect the nature of your principal executive office.

Management's Discussion and Analysis of Financial Condition and Result of Operations

Plan of Operations, page 21

13. Please revise to include a more detailed plan of operations for the next twelve months and then to the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation. Also disclose in greater detail the current statuses of your business plan, marketing efforts, and how you expect to develop revenues from your business. We note you have disclosed that you have commenced limited operations but your business plan is not fully operational and you have not yet engaged any clients. We note your business plan disclosures on page 26.

Liquidity and Capital Resources, page 25

14. Please tell us and/or revise the disclosure of the nature and development of your products. We note you have disclosed elsewhere in the registration statement that you will be providing travel services to customers rather than products.

Directors, Executive Officers, Promoters and Control Persons, page 26

15. Please disclose Mr. Falhberg's tenure at the companies mentioned in his biography.

16. It appears that Mr. Falhberg has served as an officer and director of development stage companies that became reporting companies through registered offerings and then engaged in reverse merger transactions. For example, we note that Mr. Fahlberg served as the officer and director The Golf Alliance Corporation. (n/k/a Inception Mining Inc.), New Age Translation Inc. (n/k/a InfoLogix Inc.). Please expand Mr. Falhberg's biography to discuss his history with these reporting companies.

Financial Statements for the Period from March 7, 2013 (Inception) to July 31, 2013

Reporting of Independent Registered Public Accounting Firm, F-1

17. Please have your auditors revise the first paragraph of their report to reflect their audit of "the related statements of operations, changes in stockholders' equity and cash flows…." We note that they have used the singular 'statement' to describe these three statements. Also, the reference to cash flow is not consistent with the name of that statement on page F-5.

Exhibit 5.1

18. We note the following statement in counsel's legality opinion: "We offer our opinion based upon the laws of the State of New Jersey and have assumed without further inquiry that the laws of the State of Nevada are substantially similar to and would lead to the same result as those of the State of New Jersey in respect of the opinions contained herein. We express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction." Please provide an opinion of counsel who is qualified to opine on the legality of the shares under Nevada law. Refer to Section II.B.3.b of Staff Legal Bulletin No. 19, available on our website at http://www.sec.gov/interps/legal.shtml.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Staff Accountant, 202-551-3273 or Dean Suehiro, Senior Accountant, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
Gregg E. Jaclin, Esq.
Szaferman Lakind Blumstein & Blader, PC